Exhibit 99.1

Navios Maritime Acquisition Corporation

Reports Financial Results for the First Quarter ended March 31, 2013

•	23.7% increase in Quarterly Revenue to $44.2 Million

•	18.0% increase in Quarterly EBITDA to $28.0 Million, $0.01 EPS in Q1 2013

•	Q1 2013 Profit Sharing $2.1 M from Product Tankers, Surpassing FY 2012 Profit Sharing

•	Acquisition of Seven MR2 Product Tankers

•	Strategic Partnership with HSH Nordbank AG

•	Quarterly Dividend Declared of $0.05 Per Share

PIRAEUS, GREECE May 2, 2013 – Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA), an owner and operator of tanker vessels, today reported its financial results for the first quarter ended March 31, 2013.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Acquisition, stated, “I am pleased with our results, as we reported $28.0 million of EBITDA in the first quarter of 2013, reflecting 18% growth over the first quarter of 2012. In addition, net income improved to $0.7 million from a net loss of $0.8 million in the first quarter of 2012. As a result of a strong performance, we declared a quarterly dividend of $0.05, resulting in a yield of 6%.”

Angeliki Frangou continued, “Today, we have 23 vessels on the water and an additional 13 vessels to be delivered. We are continuing to grow our fleet in the existing market environment. The Navios brand acts as a beacon for transactional partners, highlighting our professionalism, integrity and ability to execute complex deals. We are patiently surveying opportunities and will transact responsibly when the balance is in our favor.”

HIGHLIGHTS – RECENT DEVELOPMENTS

Dividend of $0.05 per share of common stock

On April 30, 2013, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the first quarter of 2013 of $0.05 per share of common stock. The dividend is payable on July 3, 2013 to stockholders of record as of June 19, 2013.

Vessel Acquisitions

During April 2013, Navios Acquisition agreed to acquire:

•

Two 2005-built MR2 product tankers of about 47,999 dwt for an aggregate purchase price of $33.0 million. The two vessels are expected to be delivered into Navios Acquisition’s fleet in the third quarter of 2013.

•	Two 2007-built MR2 product tankers of about 50,922 dwt each with expected delivery in the third quarter of 2013. The aggregate purchase price is approximately $46.5 million.

•	One newbuilding MR2 Eco Type product tanker of about 50,000 dwt for approximately $34.3 million. The vessel is expected to be delivered in the third quarter of 2013.

•

Two newbuilding MR2 Eco Type product tankers of about 51,200 dwt each with estimated deliveries in the third and fourth quarters of 2014, respectively. The aggregate purchase price is approximately $63.0 million.

•	Navios Acquisition has been granted options to acquire two additional MR2 Eco Type product tankers.

The Company expects to finance the acquisition of the seven vessels through new debt and existing cash.

Upon acquisition of the above mentioned vessels, Navios Acquisition will own 36 vessels, 29 product tankers and seven VLCCs, of which, 23 vessels are currently in the water and the remaining 13 vessels are still to be delivered, nine of which are newbuildings.

Strategic Partnership with HSH Nordbank AG

In April 2013, Navios Maritime Holdings Inc. (“Navios Holdings”) and Navios Acquisition have executed a binding letter of intent to acquire, through a new joint venture (“Navios JV”), ten vessels, composed of five product tankers and five container vessels with an average age of 5.5 years, from debtors of HSH Nordbank AG. (“HSH”).

It is estimated that the purchase price to be paid to HSH will consist of $130.0 million in cash and the assumption of the HSH Subordinated Participating Loans. It is anticipated that the cash payment will be funded as follows:

•	$10.0 million, from an investment by Navios JV funded by Navios Holdings and Navios Acquisition; and

•	$120.0 million, from the proceeds of a senior bank financing to be secured with a first-priority mortgage on the vessels.

The closing of the transaction is subject to a number of conditions, and no assurance can be provided that the transaction will be concluded as contemplated, if at all.

Vessel Deliveries

On April 24, 2013, Navios Acquisition took delivery of the Nave Atropos, a 74,695 dwt LR1 product tanker, from a South Korean shipyard. The vessel has been chartered out to a high quality counterparty for one year at a rate of $11,850 net per day plus 50% profit sharing based on a formula. The charterer has been granted an option for an additional six months at the same rate.

On March 22, 2013, Navios Acquisition took delivery of the Nave Orion, a 49,999 dwt MR2 product tanker vessel, from a South Korean shipyard. The vessel is chartered out to a high quality counterparty for three years at a rate of $13,331 net per day plus 50% profit sharing based on a formula. The charterer has been granted an option for an additional year at a rate of $14,813 net per day plus 50% profit sharing.

On February 13, 2013, Navios Acquisition took delivery of the Nave Rigel, a new building LR1 product tanker vessel of 74,673 dwt, from a South Korean shipyard. Nave Rigel has been chartered out to a high quality counterparty for one year at a rate of $11,850 net per day plus 50% profit sharing based on a formula. The charterer has been granted an option for an additional six months at the same rate.

On January 24, 2013, Navios Acquisition took delivery of the Nave Bellatrix, a 49,999 dwt MR2 product tanker vessel, from a South Korean shipyard. The vessel is chartered out to a high quality counterparty for three years at a rate of $13,331 net per day plus 50% profit sharing based on a formula. The charterer has been granted an option for an additional year at a rate of $14,813 net per day plus 50% profit sharing.

Equity Transactions

In February 2013, Navios Acquisition completed multiple offerings, including registered direct offerings, of a total of 35,246,791 shares of its common stock, at a price of $2.85 per share representing gross proceeds of $100.5 million. As part of these offerings, Navios Holdings and certain members of management of Navios Acquisition, Navios Holdings and Navios Maritime Partners L.P. purchased in a private placement an aggregate of 17,702,491 of the total shares of common stock issued, representing $50.5 million of gross proceeds.

Total net proceeds of the offerings amounted to $96.0 million.

Time Charter Coverage

As of May 2, 2013, Navios Acquisition has contracted 85.6%, 48.3% and 29.1% of its available days on a charter-out basis for 2013, 2014 and 2015, respectively, equivalent to $179.7 million, $143.5 million and $111.5 million of revenue, respectively. The average contractual daily charter-out rate for the fleet is $22,053, $25,047 and $29,102 for 2013, 2014 and 2015, respectively.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Acquisition has compiled consolidated statement of operations for the three months ended March 31, 2013 and 2012. The quarterly information for 2013 and 2012 was derived from the unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars)	Three Month Period ended March 31, 2013 (unaudited)	Three Month Period ended March 31, 2012 (unaudited)
Revenue	$44,172	$35,717
EBITDA	$27,952	$23,690
Net income/(loss)	$735	$(788)
Income/(Loss) per share (basic and diluted)	$0.01	$(0.02)

EBITDA, is non-GAAP financial measures and should not be used in isolation or substitution for Navios Acquisition’s results (see Exhibit II for reconciliation of EBITDA).

Three month periods ended March 31, 2013 and 2012

Revenue for the three month period ended March 31, 2013 increased by $8.5 million or 23.7% to $44.2 million, as compared to $35.7 million for the same period in 2012. The increase was mainly attributable to the acquisition of the Nave Estella in January 2012, the Nave Atria in July 2012, the Nave Cassiopeia in August 2012, the Nave Cetus in October 2012, the Nave Aquila in November 2012, the Nave Bellatrix in January 2013, the Nave Rigel in February 2013 and the Nave Orion in March 2013. As a result of the vessel acquisitions, available days of the fleet increased to 1,832 days for the three month period ended

March 31, 2013, as compared to 1,319 days for the three month period ended March 31, 2012. Time charter equivalent (“TCE”) decreased to $23,725 for the three month period ended March 31, 2013, from $26,683 for the three month period ended March 31, 2012.

EBITDA for the three month period ended March 31, 2013, increased by $4.3 million to $28.0 million, as compared to $23.7 million for the same period in 2012. The increase in EBITDA was due to an $8.5 million increase in revenue due to the acquisitions of the vessels discussed above. The above increase was mitigated by a: (a) $3.1 million increase in management fees; (b) $0.7 million increase in other (expense)/income, net; (c) $0.2 million increase in time charter expenses; and (d) $0.2 million increase in general and administrative expenses.

Net income for the three month period ended March 31, 2013 increased by $1.5 million to $0.7 million as compared to a $0.8 million loss for the three month period ended March 31, 2012. The increase in net income by $1.5 million was due to a $4.3 million increase in EBITDA mitigated by a: (a) $0.3 million increase in direct vessel expenses; (b) $1.4 million increase in depreciation and amortization due to the acquisitions of vessels discussed above; and (c) $1.1 million increase in interest expense and finance cost net.

Fleet Employment Profile

The following table reflects certain key indicators indicative of the performance of Navios Acquisition and its core fleet for the three months ended March 31, 2013 and 2012.

	Three month period ended March 31,
	2013 (unaudited)	2012 (unaudited)
FLEET DATA
Available days (1)	1,832	1,319
Operating days (2)	1,830	1,296
Fleet utilization (3)	99.9%	98.3%
Vessels operating at period end	22	15
AVERAGE DAILY RESULTS
Time Charter Equivalent per day (4)	$23,725	$26,683

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)	Time Charter Equivalent Rate: Time Charter Equivalent Rate is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The Time Charter Equivalent Rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call, Webcast and Presentation Details:

As previously announced, Navios Acquisition will host a conference call today, Thursday, May 2, 2013 at 8:30 am ET, at which time Navios Acquisition’s senior management will provide highlights and commentary on the results of the first quarter ended March 31, 2013.

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 8967 6283

The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 8967 6283

The call will be simultaneously Webcast. The Webcast will be available on the Navios Acquisition website, www.navios-acquisition.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

A supplemental slide presentation will be 8:00 am ET on the day of the call.

About Navios Acquisition

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for crude oil, product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Public & Investor Relations Contact:

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com

EXHIBIT I

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars — except share data)

	March 31, 2013	December 31, 2012
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$94,415	$42,846
Restricted cash, short term portion	23,014	21,163
Accounts receivable, net	6,802	5,103
Prepaid expenses and other current assets	3,329	2,683

Total current assets	127,560	71,795

Vessels, net	1,053,337	940,738
Deposits for vessels acquisitions	190,798	276,142
Deferred finance costs, net	19,949	20,727
Goodwill	1,579	1,579
Intangible assets — other than goodwill	49,071	51,233
Other long-term assets	909	897
Deferred dry dock and special survey cost, net	6,771	7,533

Total non-current assets	1,322,414	1,298,849

Total assets	$1,449,974	$1,370,644

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,835	$1,277
Dividend payable	4,172	2,410
Accrued expenses	22,253	12,951
Due to related parties, short term	25,160	27,815
Deferred revenue	4,830	3,651
Current portion of long term debt	24,617	19,724

Total current liabilities	82,867	67,828

Long-term debt, net of current portion	978,076	974,362
Loans due to related party	—	35,000
Due to related parties, long term	58,009	57,701
Other long term liabilities	138	204
Unfavorable lease terms	4,074	4,245

Total non-current liabilities	1,040,297	1,071,512

Total liabilities	1,123,164	1,139,340

Commitments and contingencies	—	—
Series D Convertible Preferred stock 900 and 600 shares issued and outstanding with $9,000 and $6,000 redemption amount as of each of March 31, 2013 and December 31, 2012	9,000	6,000
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 4,540 issued and outstanding as of each of March 31, 2013 and December 31, 2012	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 75,764,204 and 40,517,413 issued and outstanding as of each of March 31, 2013 and December 31, 2012	8	4
Additional paid-in capital	337,869	246,102
Accumulated deficit	(20,067)	(20,802)

Total stockholders’ equity	317,810	225,304

Total liabilities and stockholders’ equity	$1,449,974	$1,370,644

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars- except share and per share data)

	For the Three Months Ended March 31, 2013	For the Three Months Ended March 31, 2012
	(unaudited)	(unaudited)
Revenue	$44,172	$35,717
Time charter expenses	(710)	(530)
Direct vessel expenses	(762)	(502)
Management fees	(14,098)	(10,955)
General and administrative expenses	(1,084)	(912)
Depreciation and amortization	(13,330)	(11,946)
Interest income	212	177
Interest expenses and finance cost, net	(13,337)	(12,207)
Other (expense)/income, net	(328)	370

Net income/(loss)	$735	$(788)

Net income/(loss) attributable to common shareholders	$620	$(685)

Net income/(loss) per share, basic	$0.01	$(0.02)

Weighted average number of shares, basic	53,870,086	40,517,413

Net income/(loss) per share, diluted	$0.01	$(0.02)

Weighted average number of shares, diluted	56,146,277	40,517,413

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	For the Three Months Ended March 31, 2013	For the Three Months Ended March 31, 2013
	(unaudited)	(unaudited)
Operating Activities
Net income/( loss)	$735	$(788)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	13,330	11,946
Amortization of deferred finance cost, net	580	693
Amortization of dry docking cost	762	502
Changes in operating assets and liabilities:
(Increase)/decrease in prepaid expenses and other current assets	(646)	230
(Increase)/decrease in accounts receivable	(1,699)	438
(Increase)/decrease in restricted cash	(675)	65
Increase in other long terms assets	(12)	(18)
Increase/(decrease) in accounts payable	558	(518)
Increase in accrued expenses	9,302	6,821
Payments for dry dock and special survey costs	—	(687)
(Decrease)/increase in due to related parties	(4,446)	10,230
Increase/(decrease) in deferred revenue	1,179	(241)
Decrease in other long term liabilities	(66)	(68)

Net cash provided by operating activities	$18,902	$28,605

Investing Activities
Acquisition of vessels	(27,598)	(10,482)

Deposits for vessel acquisition	(5,777)	(96,369)
Restricted cash	2,991	2,991

Net cash used in investing activities	$(30,384)	$(103,860)

Financing Activities
Loan proceeds, net of deferred finance cost	29,564	92,538
Repayment on loans from related party	(35,000)	(5,000)
Loan repayments	(20,880)	(2,982)
Dividend paid	(2,436)	(2,448)
Restricted cash	(4,167)	(6,975)
Net proceeds from equity offering	95,970	—

Net cash provided by financing activities	$63,051	$75,133

Net increase/(decrease) in cash and cash equivalents	51,569	(122)
Cash and cash equivalents, beginning of year	42,846	41,300

Cash and cash equivalents, end of year	$94,415	$41,178

EXHIBIT II

Reconciliation of EBITDA to Net Cash provided by Operating Activities

(Expressed in thousands of U.S. dollars)

	Three Month	Three Month
	Period	Period
	Ended	Ended
	March 31, 2013	March 31, 2012
	(unaudited)	(unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by operating activities	$18,902	$28,605
Net increase/(decrease) in operating assets	3,032	(28)
Net increase in operating liabilities	(6,527)	(16,224)
Net interest cost	13,125	12,030
Deferred finance costs	(580)	(693)

EBITDA(1)	$27,952	$23,690

(1)	Three Month	Three Month
	Period	Period
	Ended	Ended
	March 31, 2013	March 31, 2012
	(unaudited)	(unaudited)
Net Cash provided by operating activities	$18,902	$28,605
Net Cash used in investing activities	$(30,384)	$(103,860)
Net Cash provided by financing activities	$63,051	$75,133

Disclosure of Non-GAAP Financial Measures

EBITDA

EBITDA represents net income/ (loss) plus interest expenses and finance cost plus depreciation and amortization and income taxes.

EBITDA is presented because Navios Acquisition believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EXHIBIT III

Vessels	Type	Built/Delivery Date	DWT
Owned Vessels
Nave Cielo	LR1 Product Tanker	2007	74,671
Nave Ariadne	LR1 Product Tanker	2007	74,671
Nave Cosmos	Chemical Tanker	2010	25,130
Nave Polaris	Chemical Tanker	2011	25,145
Shinyo Splendor	VLCC	1993	306,474
Shinyo Navigator	VLCC	1996	300,549
C. Dream	VLCC	2000	298,570

Shinyo Ocean	VLCC	2001	281,395
Shinyo Kannika	VLCC	2001	287,175
Shinyo Saowalak	VLCC	2010	298,000

Shinyo Kieran	VLCC	2011	297,066

Buddy	MR2 Product Tanker	2009	50,470

Bull	MR2 Product Tanker	2009	50,542

Nave Andromeda	LR1 Product Tanker	2011	75,000

Nave Estella	LR1 Product Tanker	2012	75,000

Nave Atria	MR2 Product Tanker	2012	49,992
Nave Cassiopeia	LR1 Product Tanker	2012	74,711
Nave Cetus	LR1 Product Tanker	2012	74,581
Nave Aquila	MR2 Product Tanker	2012	49,991
Nave Bellatrix	MR2 Product Tanker	2013	49,999
Nave Rigel	LR1 Product Tanker	2013	74,673
Nave Orion	MR2 Product Tanker	2013	49,999
Nave Atropos	LR1 Product Tanker	2013	75,695
Owned Vessels to be Delivered
TBN	MR2	Q2 2013	50,000
TBN	MR2	Q2 2013	50,000
TBN	MR2	Q3 2013	50,000
TBN	MR2	Q3 2013	50,922
TBN	MR2	Q3 2013	50,922
TBN	MR2	Q3 2013	47,999
TBN	MR2	Q3 2013	47,999
TBN	MR2	Q3 2013	50,000
TBN	MR2	Q2 2014	50,000
TBN	MR2	Q3 2014	50,000
TBN	MR2	Q3 2014	51,200
TBN	MR2	Q4 2014	50,000
TBN	MR2	Q4 2014	51,200